UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2026

SkyWater Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40345	37-1839853
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2401 East 86th Street
Bloomington, Minnesota	55425
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (952) 851-5200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	SKYT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition

On February 25, 2026, SkyWater Technology, Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter ended December 28, 2025. The press release is furnished herewith as Exhibit 99.1.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 2.02, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in that filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following documents are filed as exhibits to this report:

Exhibit Number	Description of Exhibit

99.1	Press release dated February 25, 2026.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SkyWater Technology, Inc.

Date: February 25, 2026	/s/ Thomas J. Sonderman
	Name:	Thomas J. Sonderman
	Title:	Chief Executive Officer

Exhibit 99.1

SkyWater Technology Reports Fourth Quarter and Full Fiscal Year 2025 Results

Record revenues and 29% year-over-year growth for fiscal year 2025 reflect acquisition of Fab 25 and strong momentum in quantum computing

BLOOMINGTON, Minn., – February 25, 2026 – SkyWater Technology, Inc. (NASDAQ: SKYT) today announced financial results for the fourth quarter and full fiscal year 2025 ended December 28, 2025.

Previously Announced Agreement to Acquire SkyWater Technology:

On January 26, 2026, IonQ (NYSE: IONQ), the world’s leading quantum company, and SkyWater Technology, the largest exclusively U.S.-based, pure-play semiconductor foundry, announced they had entered into a definitive agreement pursuant to which IonQ will acquire SkyWater for $35.00 per share in a cash-and-stock transaction. The transaction, which is expected to close in the second or third quarter of 2026, is subject to approval by SkyWater shareholders, receipt of required regulatory approvals and satisfaction of other customary closing conditions.

Recent Business Highlights:

•

Record financial results and strong growth for fiscal 2025. SkyWater’s record revenues of $442.1 million for fiscal 2025 demonstrated strong growth compared to fiscal 2024, driven primarily by the acquisition of Fab 25. The 29% growth in revenues for the year likewise drove record gross profit, net income to shareholders, and Adjusted EBITDA.

•

Strong momentum in quantum computing. SkyWater completed 2025 with eight commercial ATS (Advanced Technology Services) engagements with quantum computing companies. Quantum-related ATS revenues increased by over 30% in fiscal 2025.

•

Strong results from Texas operations. Financial results from Fab 25 exceeded earlier expectations, with $175.6 million in total revenue recorded for the second half of fiscal 2025. Fab 25’s contributions to gross margin, net income to shareholders, and Adjusted EBITDA were likewise favorable to earlier expectations.

•

Advanced Packaging revenues starting to ramp in Florida. Advanced Packaging facilitization progressed ahead of plan, with both ATS and Tools revenue in Florida exceeding earlier expectations for the fourth quarter.

Q4 2025 Summary:

GAAP
$ in millions, except per share data	Q4 2025	Q4 2024	Y/Y*	Q3 2025	Q/Q*
Legacy SkyWater
ATS development revenue (1)	$53.2	$59.4	(10)%	$54.2	(2)%
Wafer services revenue	$6.0	$4.4	37%	$6.2	(4)%

Combined ATS development and wafer services revenue *	$59.2	$63.8	(7)%	$60.4	(2)%
Tools revenue (2)	$22.9	$11.7	95%	$3.7	521%

Total Legacy SkyWater revenue *	$82.1	$75.5	9%	$64.1	28%

SkyWater Texas
Wafer services revenue	$89.0	$—	NM	$86.6	3%

Total SkyWater Texas revenue *	$89.0	$—	NM	$86.6	3%
Total consolidated revenue *	$171.0	$75.5	127%	$150.7	13%
Gross profit	$25.6	$19.3	32%	$36.2	(29)%
Gross margin *	14.9%	25.6%	(42)%	24.0%	(38)%
Net income (loss) to shareholders	$(7.8)	$(0.7)	NM	$144.0	(105)%
Basic income (loss) per share	$(0.16)	$(0.01)	NM	$2.98	(105)%
Diluted income (loss) per share	$(0.16)	$(0.01)	NM	$2.95	(105)%
Net income (loss) margin to shareholders	(4.5)%	(0.9)%	NM	95.5%	(105)%

*	Amounts calculated based on figures reported in thousands

NM - Not meaningful

(1)

ATS development revenue represents GAAP revenue primarily derived from process development services, tool installation and qualification services, facility and tool access, leases where SkyWater serves as lessor, and security services.

(2)

Tools revenue represents GAAP revenue primarily derived from the procurement and subsequent sale of equipment to our customers. While this equipment is owned by our customers, the equipment is retained in one of our fabs and is used to complete ATS customer programs.

Non-GAAP
$ in millions, except per share data	Q4 2025	Q4 2024	Y/Y*	Q3 2025	Q/Q*
Non-GAAP gross profit	$27.9	$20.1	39%	$37.1	(25)%
Non-GAAP gross margin *	16.3%	26.6%	(39)%	24.6%	(34)%
Non-GAAP net income (loss) to shareholders	$(1.6)	$1.9	(184)%	$11.5	(114)%
Non-GAAP basic income (loss) per share	$(0.03)	$0.04	(182)%	$0.24	(114)%
Non-GAAP diluted income (loss) per share	$(0.03)	$0.04	(182)%	$0.24	(114)%
Adjusted EBITDA	$21.0	$10.2	112%	$25.8	(16)%
Adjusted EBITDA margin	12.3%	13.5%	(6)%	17.1%	(26)%

*	Amounts calculated based on figures reported in thousands

Q4 2025 Results:

•

Revenue: Legacy SkyWater revenue of $82.1 million increased 9% compared to the fourth quarter of 2024, and is inclusive of $53.2 million of ATS development revenue, $6.0 million of Wafer Services revenue and $22.9 million of Tools revenue. Legacy SkyWater ATS development revenue decreased 10% compared to the fourth quarter of 2024. Legacy SkyWater Wafer Services revenue increased 37% compared to the fourth quarter of 2024. Legacy SkyWater Tools revenue increased 95% compared to the fourth quarter of 2024. SkyWater Texas revenue was $89.0 million and is composed of Wafer Services revenue which includes revenues recognized on the off-market component of the supply agreement recorded as part of purchase accounting for Fab 25.

•

Gross Profit: GAAP gross profit was $25.6 million, or 14.9% of total revenue, compared to gross profit of $19.3 million, or 25.6% of total revenue, in the fourth quarter of 2024. Non-GAAP gross profit was $27.9 million, or 16.3% of total revenue, compared to non-GAAP gross profit of $20.1 million, or 26.6% of total revenue, in the fourth quarter of 2024. Cost of revenue related to tooling installations in our Florida operations exceeded original program estimates by approximately $9.3 million as a result of inflation-related cost changes, leading to lower-than-expected gross profit for the fourth quarter of 2025.

•

Operating Expenses: GAAP operating expenses were $25.5 million, compared to $16.6 million in the fourth quarter of 2024. Non-GAAP operating expenses were $20.7 million, compared to $14.8 million in the fourth quarter of 2024.

•

Net Income (Loss): GAAP net loss to shareholders was $7.8 million, or $(0.16) per diluted share, compared to a net loss to shareholders of $0.7 million, or $(0.01) per diluted share, in the fourth quarter of 2024. Non-GAAP net loss to shareholders was $1.6 million, or $0.03 per diluted share, compared to a non-GAAP net income to shareholders of $1.9 million, or $0.04 per diluted share, in the fourth quarter of 2024.

•	Adjusted EBITDA: Adjusted EBITDA was $21.0 million, or 12.3% of total revenue, compared to $10.2 million, or 13.5% of total revenue, in the fourth quarter of 2024.

A reconciliation between GAAP and non-GAAP financial measures is contained in the tables below in the section titled “Non-GAAP Financial Measures.”

Fiscal Year 2025 Summary:

GAAP
$ in millions, except per share data	FY2025	FY2024	Y/Y*
Legacy SkyWater
ATS development revenue (1)	$212.5	$238.6	(11)%
Wafer services revenue	$25.2	$26.9	(6)%

Combined ATS development and wafer services revenue	$237.7	$265.5	(10)%
Tool revenue (2)	$28.9	$76.8	(62)%

Total Legacy SkyWater revenue *	$266.6	$342.3	(22)%
SkyWater Texas
Wafer services revenue	$175.6	$—	NM

Total SkyWater Texas revenue *	$175.6	$—	NM
Total consolidated revenue *	$442.1	$342.3	29%
Gross profit	$86.9	$69.6	25%
Gross margin *	19.7%	20.3%	(3)%
Net income (loss) to shareholders	$118.9	$(6.8)	NM
Basic net income (loss) per share	$2.47	$(0.14)	NM
Diluted net income (loss) per share	$2.44	$(0.14)	NM
Net income (loss) margin to shareholders	26.9%	(2.0)%	NM

*	Amounts calculated based on figures reported in thousands.

NM—Not meaningful

(1)

ATS development revenue represents GAAP revenue primarily derived from process development services, tool installation and qualification services, facility and tool access, leases where SkyWater serves as lessor, and security services.

(2)

Tools revenue represents GAAP revenue primarily derived from the procurement and subsequent sale of equipment to our customers. While this equipment is owned by our customers, the equipment is retained in one of our fabs and is used to complete ATS customer programs.

Non-GAAP
$ in millions, except per share data	FY2025	FY2024	Y/ Y*
Non-GAAP gross profit	$91.3	$72.0	27%
Non-GAAP gross margin *	20.7%	21.0%	(2)%
Non-GAAP net income to shareholders	$0.7	$2.7	(73)%
Non-GAAP basic income per share	$0.01	$0.06	(75)%
Non-GAAP diluted income per share	$0.01	$0.06	(75)%
Adjusted EBITDA	$53.2	$34.3	57%
Adjusted EBITDA margin	12.0%	10.0%	21%

*	Amounts calculated based on figures reported in thousands.

NM—Not meaningful

Fiscal Year 2025 Results:

•

Revenue: Legacy SkyWater revenue of $266.6 million decreased 22% year-over-year, and is inclusive of $212.5 million of ATS development revenue, $25.2 million of Wafer Services revenue and $28.9 million of Tools revenue. Legacy SkyWater ATS development revenue decreased 11% year-over-year. Legacy SkyWater Wafer Services revenue decreased 6% year-over-year. Legacy SkyWater Tools revenue decreased 62% year-over-year. SkyWater Texas revenue was $175.6 million and is composed of Wafer Services revenue which includes revenues recognized on the off-market component of the supply agreement recorded as part of purchase accounting for Fab 25.

•

Gross Profit: GAAP gross profit was $86.9 million, or 19.7% of total revenue, compared to gross profit of $69.6 million, or 20.3% of total revenue, in 2024. Non-GAAP gross profit was $91.3 million, or 20.7% of total revenue, compared to non-GAAP gross profit of $72.0 million, or 21.0% of total revenue, in 2024.

•	Operating Expenses: GAAP operating expenses were $89.5 million, compared to $63.1 million in 2024. Non-GAAP operating expenses were $72.9 million, compared to $56.0 million in 2024.

•

Net Income (Loss): GAAP net income to shareholders was $118.9 million, or $2.44 per diluted share, compared to a net loss to shareholders of $6.8 million, or $(0.14) per diluted share, in 2024. Non-GAAP net income to shareholders was $0.7 million, or $0.01 per diluted share, compared to a non-GAAP net income to shareholders of $2.7 million, or $0.06 per diluted share, in 2024.

•	Adjusted EBITDA: Adjusted EBITDA was $53.2 million, or 12.0% of total revenue, compared to $34.3 million, or 10.0% of total revenue, in 2024.

A reconciliation between GAAP and non-GAAP financial measures is contained in the tables below in the section titled “Non-GAAP Financial Measures.”

About SkyWater Technology

SkyWater Technology (NASDAQ: SKYT) is securing America’s silicon foundation as the largest exclusively U.S.-based, pure-play semiconductor foundry. A trusted partner to both commercial customers and federal defense programs, SkyWater’s Technology as a Service model empowers innovators to bring emerging technologies like quantum computing and next-generation systems from concept to reality. With state-of-the-art facilities in Minnesota, Florida, and Texas, SkyWater specializes in foundational nodes and advanced packaging to support the nation’s critical infrastructure, strengthen supply chain resilience, and ensure long-term U.S. technology leadership. SkyWater is a DMEA-accredited Category 1A Trusted Foundry. To learn more, visit www.skywatertechnology.com.

Cautionary Statement Regarding Preliminary Results

The Company’s results for the fourth quarter and fiscal year ended December 28, 2025 are preliminary, unaudited and subject to the finalization of the Company’s fourth quarter review and full-year audit and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. The Company cautions that actual results may differ materially from those described in this press release.

Revision to Historical Financial Statements

As previously communicated, in the accompanying financial information, the Company has revised the beginning accumulated deficit balance as of January 1, 2024, the first day of the Company’s 2024 fiscal year, downward by $1.970 million to reflect the correction of overstatements of ATS development revenue from the Company’s 2022 and 2023 fiscal years. These revenue overstatements were immaterial to the consolidated financial statements of the Company for each respective fiscal year, as well as immaterial in the aggregate.

SkyWater Technology Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements that are based on the Company’s current expectations or forecasts of future events, rather than past events and outcomes, and such statements are not guarantees of future performance. Forward-looking statements include all statements other than statements of historical fact contained in this press release, including information or predictions concerning the Company’s future business, results of operations, financial performance, plans and objectives, competitive position, market trends, and potential growth and market opportunities. In some cases, you can identify forward-looking statements by words such as “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will,” “targets,” “projects,” “seeks” or the negative of these terms or other comparable terminology.

Forward-looking statements are subject to risks, uncertainties and assumptions, which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors that could cause the Company’s actual results to be different than expected or anticipated include, but are not limited to: the inability to consummate the acquisition of SkyWater by IonQ (the “Transaction”) within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the Transaction; the risk that the Transaction disrupts our current plans and operations or diverts management’s attention from its ongoing business; the effects of the Transaction on our business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we do business; the risk that our stock price may decline significantly if the Transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the Transaction; our goals and strategies; our future business development, financial condition and results of operations; our ability to operate our fabrication facilities at full capacity; our ability to appropriately respond to changing technologies on a timely and cost-effective basis; our customer relationships and our ability to retain and expand our customer relationships; the timing and amount of funding our customers are able to secure for their purchase commitments; our ability to accurately predict our future revenues for the purpose of appropriately budgeting and adjusting our expenses; our expectations regarding dependence on our largest customers; our ability to diversify and expand our customer base and develop relationships in new markets, our ability to integrate the operations of the Fab 25 facility with our operations and risks associated with operating the Fab 25 facility; the performance and reliability of our third-party suppliers and manufacturers; our ability to procure tools, materials, and chemicals; our ability to control costs, including our operating and capital expenses; the size and growth potential of the markets for our solutions, and our ability to serve and expand our presence in those markets; the level of demand in our customers’ end markets; our ability to attract, train and retain key qualified personnel; adverse litigation judgments, settlements or other litigation-related costs; changes in trade policies, including the imposition of or increase in tariffs; our ability to raise additional capital or financing; our ability to accurately forecast demand; changes in local, regional, national and international economic or political conditions, including those resulting from increases in inflation and interest rates, a recession, or intensified international hostilities; the level and timing of U.S. government program funding; our ability to maintain compliance with certain U.S. government contracting requirements; regulatory developments in the United States and foreign countries; our ability to protect our intellectual property rights; and other factors discussed in the “Risk Factors” section of the Annual Report on Form 10-K the Company filed with the SEC on March 14, 2025 and the Quarterly Reports on Form 10-Q the Company filed with the SEC on August 07, 2025 and November 12, 2025 and in other documents that the Company files with the SEC, which are available at http://www.sec.gov. The Company assumes no obligation to update any forward-looking statements, which speak only as of the date of this press release.

Important Information and Where to Find It

In connection with the Transaction, IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the Proxy Statement/Prospectus included in the Registration Statement. The definitive Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This press release is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ and SkyWater with the SEC may be obtained free of charge through the website maintained by the SEC at www.sec.gov. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.IonQ.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. To the extent that holdings of SkyWater’s securities by the directors and executive officers of SkyWater have changed from the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Source String: SkyWater Technology (SKYT-IR)

SkyWater Investor Contact: Claire McAdams | claire@headgatepartners.com

SkyWater Media Contact: Tammy Swanson | tammy.swanson@skywatertechnology.com

SKYWATER TECHNOLOGY, INC.

Consolidated Balance Sheets

(Unaudited)

	Fiscal Year Ended
	December 28, 2025	December 29, 2024
	(in thousands, except per share data)
Assets
Current assets
Cash and cash equivalents	$23,224	$18,844
Accounts receivable (net of allowance for credit losses of $80 and $398, respectively)	100,083	52,362
Contract assets (net of allowance for credit losses of $26 and $42, respectively)	17,895	20,890
Inventory	24,600	14,535
Prepaid expenses and other current assets	27,268	23,476

Total current assets	193,070	130,107

Property and equipment, net	511,720	165,431
Intangible assets, net	9,168	7,779
Other assets	19,823	8,488

Total assets	$733,781	$311,805

Liabilities and shareholders’ equity
Current liabilities
Current portion of long-term debt	$5,838	$5,073
Accounts payable	34,866	29,590
Accrued expenses	56,613	36,829
Short-term financing, net of unamortized debt issuance costs	184,402	27,669
Contract liabilities	42,494	55,166

Total current liabilities	324,213	154,327

Long-term liabilities
Long-term debt, less current portion and net of unamortized debt issuance costs	33,040	34,704
Long-term contract liabilities	149,046	51,901
Deferred income tax liability, net	6,369	632
Other long-term liabilities	25,296	8,721

Total long-term liabilities	213,751	95,958

Total liabilities	537,964	250,285
Shareholders’ equity
Preferred stock, $0.01 par value per share (80,000 shares authorized, zero shares issued and outstanding as of December 28, 2025 and December 29, 2024)	—	—
Common stock, $0.01 par value per share (200,000 shares authorized; 48,608 and 47,704 shares issued and outstanding as of December 28, 2025 and December 29, 2024, respectively)	489	478
Additional paid-in capital	202,387	189,132
Accumulated deficit	(15,052)	(133,966)

Total shareholders’ equity, SkyWater Technology, Inc.	187,824	55,644
Noncontrolling interests	7,993	5,876

Total shareholders’ equity	195,817	61,520

Total liabilities and shareholders’ equity	$733,781	$311,805

SKYWATER TECHNOLOGY, INC.

Consolidated Statements of Operations

(Unaudited)

	Three-Month Period Ended			Fiscal Year Ended
	December 28, 2025	September 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	(in thousands, except per share data)
Revenue	$171,040	$150,741	$75,487	$442,139	$342,269
Cost of revenue	145,484	114,520	56,190	355,207	272,643

Gross profit	25,556	36,221	19,297	86,932	69,626
Research and development expense	3,634	4,370	4,214	14,621	15,040
Selling, general, and administrative expense	21,847	23,997	12,430	74,882	48,026

Operating income (loss)	75	7,854	2,653	(2,571)	6,560
Other income (expense)
Bargain purchase gain	955	110,790	—	111,746	—
Interest expense	(4,942)	(5,322)	(1,978)	(13,714)	(8,837)

Income (loss) before income taxes	(3,912)	113,322	675	95,461	(2,277)
Income tax expense (benefit)	2,714	(31,830)	234	(27,990)	240

Net income (loss)	(6,626)	145,152	441	123,451	(2,517)
Less: net income attributable to noncontrolling interests	1,149	1,139	1,120	4,536	4,276

Net income (loss) attributable to SkyWater Technology, Inc.	$(7,775)	$144,013	$(679)	$118,915	$(6,793)

Net income (loss) per share attributable to common shareholders, basic	$(0.16)	$2.98	$(0.01)	$2.47	$(0.14)
Weighted average shares outstanding, basic	48,573	48,275	47,659	48,182	47,396
Net income (loss) per share attributable to common shareholders, diluted	$(0.16)	$2.95	$(0.01)	$2.44	$(0.14)
Weighted average shares outstanding, diluted	48,573	48,770	47,659	48,708	47,396

SKYWATER TECHNOLOGY, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Fiscal Year Ended
	December 28, 2025	December 29, 2024
	(in thousands)
Cash flows from operating activities
Net income (loss)	$123,451	$(2,517)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities
Bargain purchase gain	(111,746)	—
Revenue from off-market component of supply agreement recorded in purchase accounting	(17,909)	—
Depreciation and amortization expense	35,670	18,693
Accretion of investment tax credits	(967)	(449)
Gain on sale of property and equipment	(388)	(55)
Amortization of debt issuance costs included in interest expense	1,885	1,676
Equity-based compensation expense	9,422	8,168
Deferred income taxes	(31,495)	(47)
Provision for credit losses	447	203
Changes in operating assets and liabilities, net of the effects of a business acquisition
Accounts receivable and contract assets	(22,442)	20,202
Inventory	(4,263)	805
Prepaid expenses, other current assets, and other assets	(1,853)	(9,595)
Accounts payable and accrued expenses	13,658	(10,387)
Contract liabilities, current and long-term	(17,619)	(8,237)

Net cash (used in) provided by operating activities	(24,149)	18,460

Cash flows from investing activities
Purchase of software and technology licenses	(2,871)	(3,319)
Proceeds from sale of property and equipment	388	55
Purchases of property and equipment	(29,046)	(7,941)
Acquisition	(86,466)	—

Net cash used in investing activities	(117,995)	(11,205)

Cash flows from financing activities
Proceeds from draws on the revolving line of credit	551,298	346,500
Repayment of draws on the revolving line of credit	(393,579)	(342,329)
Proceeds from sale leaseback	4,599	—
Proceeds from tool financings	—	1,298
Repayment of tool financing advanced payments	—	(920)
Principal payments on long-term debt	(5,841)	(4,834)
Cash paid for debt issuance costs	(10,098)	—
Cash paid for principal on finance leases	(1,232)	(646)
Proceeds from the issuance of common stock pursuant to equity compensation plans	3,846	2,499
Cash paid on licensed technology obligations	—	(3,001)
Contributions from noncontrolling interest	625	260
Distributions to noncontrolling interest	(3,094)	(5,621)

Net cash provided by (used in) financing activities	146,524	(6,794)

Net change in cash and cash equivalents	4,380	462
Cash and cash equivalents - beginning of fiscal year	18,844	18,382

Cash and cash equivalents - end of fiscal year	$23,224	$18,844

Supplemental GAAP Financial Information by Quarter

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
	(in thousands)
Legacy SkyWater
ATS development revenue (1)	$53,209	$54,196	$52,605	$52,535	$59,401	$56,390	$61,669	$61,185
Wafer services revenue	5,969	6,245	5,411	7,527	4,371	6,718	5,780	9,992

Combined ATS development and wafer services revenue	59,178	60,441	58,016	60,062	63,772	63,108	67,449	71,177
Tools revenue (2)	22,893	3,686	1,047	1,234	11,715	30,709	25,880	8,459

Total Legacy SkyWater revenue	82,071	64,127	59,063	61,296	75,487	93,817	93,329	79,636
Cost of revenue, excluding tools	54,577	41,428	47,283	46,009	46,516	43,105	51,346	58,396
Cost of tools revenue (2)	25,002	3,743	881	1,030	9,674	30,477	24,869	8,260

Total Legacy SkyWater cost of revenue	79,579	45,171	48,164	47,039	56,190	73,582	76,215	66,656
Legacy SkyWater gross profit, excluding tools	4,601	19,013	10,733	14,053	17,256	20,003	16,103	12,781
Tools gross profit (loss)	(2,109)	(57)	166	204	2,041	232	1,011	199

Legacy SkyWater gross profit	2,492	18,956	10,899	14,257	19,297	20,235	17,114	12,980
SkyWater Texas
Wafer services revenue	88,969	86,614	—	—	—	—	—	—

Total SkyWater Texas revenue	88,969	86,614	—	—	—	—	—	—

Cost of revenue	65,905	69,349	—	—	—	—	—	—

SkyWater Texas gross profit	23,064	17,265	—	—	—	—	—	—
Revenue impact of modified customer contracts (3)	$—	$—	$—	$—	$—	$—	$—	$—
Cost of revenue impact of modified customer contracts (3)	—	—	—	—	—	(5,616)	—	—

Gross profit impact of modified customer contracts (3)	$—	$—	$—	$—	$—	$5,616	$—	$—

(1)

ATS development revenue represents GAAP revenue primarily derived from process development services, tool installation and qualification services, facility and tool access, leases where SkyWater serves as lessor, and security services.

(2)

Tools revenue and cost of tools revenue represents GAAP revenue and cost primarily derived from the procurement and subsequent sale of equipment to our customers. While this equipment is owned by our customers, the equipment is retained in one of our fabs and is used to complete ATS customer programs.

(3)

SkyWater accounts for the impacts of customer contract modifications in accordance with GAAP. Customer contract modifications that add or eliminate performance obligations and thereby change the scope of our customer programs often impact the revenue and/or cost of revenue associated with performance on customer programs. In the first quarter of 2024, we recorded a $8,004 charge to recognize future estimated losses for one significant customer program based on anticipated cost increases to complete the customer’s program. In the third quarter of 2024, we successfully modified a significant customer contract, which resulted in a decrease in our estimate of future costs to complete their program. The remaining $5,616 loss accrual recorded at the time the contract was modified was released, which reduced cost of revenue for the three-month period ended September 29, 2024.

Non-GAAP Financial Measures

We provide non-GAAP financial information that our management regularly evaluates to provide additional insight to investors and to supplement our results reported using U.S. generally accepted accounting principles (GAAP). We provide non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expense, non-GAAP selling, general and administrative expense, non-GAAP net income (loss) to shareholders, non-GAAP net income (loss) to shareholders per basic share and non-GAAP net income (loss) per diluted share. Our management uses these non-GAAP financial measures to make informed operating decisions, complete strategic planning, prepare annual budgets, and evaluate Company and management performance. We believe these non-GAAP financial measures are useful performance measures to our investors because they provide a baseline for analyzing trends in our business and exclude certain items that may not be indicative of our core operating results. The non-GAAP financial measures disclosed in this earnings release should not be viewed as an alternative to, or more meaningful than, the reported results prepared in accordance with GAAP. In addition, because these non-GAAP financial measures are not determined in accordance with GAAP, other companies, including our peers, may calculate their non-GAAP financial measures differently than we do. As a result, the non-GAAP financial measures presented in this earnings release may not be directly comparable to similarly titled measures presented by other companies.

We also provide earnings before interest, income taxes, depreciation and amortization (EBITDA), adjusted EBITDA and adjusted EBITDA margin as supplemental non-GAAP measures. We define adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization and certain other items that we do not view as indicative of our ongoing performance, including equity-based compensation expense; net income attributable to noncontrolling interests; management transition expense; restructuring costs; transaction and integration costs; sale process costs; and bargain purchase gain. Our management uses EBITDA, adjusted EBITDA and adjusted EBITDA margin to make informed operating decisions, complete strategic planning, prepare annual budgets, and evaluate Company and management performance. We believe these non-GAAP financial measures are useful performance measures to our investors because they allow for an effective evaluation of our operating performance when compared to other companies, including our peers, without regard to financing methods or capital structures. We exclude the items listed above from net income (loss) in arriving at adjusted EBITDA and adjusted EBITDA margin because the amounts of these items can vary substantially within our industry depending on the accounting methods and policies used, book values of assets, capital structures, and the methods by which assets were acquired. These non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, the reported results prepared in accordance with GAAP. Certain items excluded from these non-GAAP financial measures are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic cost bases of depreciable assets, none of which are reflected in these non-GAAP financial measures. Our presentation of these non-GAAP financial measures should not be construed as an indication that our results will be unaffected by the items excluded from adjusted EBITDA and adjusted EBITDA margin. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items. Accordingly, the exclusion of these items, and other similar items, from these non-GAAP financial measures should not be interpreted as implying that these items are non-recurring, infrequent or unusual, unless otherwise expressly indicated.

The following tables present a reconciliation of the most directly comparable financial measures, calculated and presented in accordance with GAAP, to our non-GAAP financial measures.

	Three-Month Period Ended			Fiscal Year Ended
	December 28, 2025	September 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	(in thousands)
GAAP revenue	$171,040	$150,741	$75,487	$442,139	$342,269
GAAP cost of revenue	$145,484	$114,520	$56,190	$355,207	$272,643
Equity-based compensation expense (1)	(905)	(895)	(589)	(2,993)	(2,113)
Management transition expense (3)	—	—	—	—	(97)
Restructuring costs (7)	(1,403)	—	(179)	(1,403)	(179)

Non-GAAP cost of revenue	$143,176	$113,625	$55,422	$350,811	$270,254

GAAP gross profit	$25,556	$36,221	$19,297	$86,932	$69,626
GAAP gross margin	14.9%	24.0%	25.6%	19.7%	20.3%
Equity-based compensation expense (1)	905	895	589	2,993	2,113
Management transition expense (3)	—	—	—	—	97
Restructuring costs (7)	1,403	—	179	1,403	179

Non-GAAP gross profit	$27,864	$37,116	$20,065	$91,328	$72,015

Non-GAAP gross margin	16.3%	24.6%	26.6%	20.7%	21.0%
GAAP research and development expense	$3,634	$4,370	$4,214	$14,621	$15,040
Equity-based compensation expense (1)	(146)	(142)	(76)	(485)	(342)

Non-GAAP research and development expense	$3,488	$4,228	$4,138	$14,136	$14,698

GAAP selling, general, and administrative expense	$21,847	$23,997	$12,430	$74,882	$48,026
Equity-based compensation expense (1)	(1,545)	(1,627)	(1,397)	(5,944)	(5,713)
Management transition expense (3)	—	—	(141)	—	(806)
Restructuring costs (7)	—	—	(9)	—	(9)
Sale process costs (8)	(153)	—	—	(153)	—
Transaction and integration costs (4)	(2,960)	(3,117)	(220)	(10,058)	(220)

Non-GAAP selling, general, and administrative expense	$17,189	$19,253	$10,663	$58,727	$41,278

GAAP net income (loss) to shareholders	$(7,775)	$144,013	$(679)	$118,915	$(6,793)
Equity-based compensation expense (1)	2,596	2,664	2,062	9,422	8,168
Management transition expense (3)	—	—	141	—	903
Restructuring costs (7)	1,403	—	188	1,403	188
Sale process costs (8)	153	—	—	153	—
Transaction and integration costs (4)	2,960	3,117	220	10,058	220
Tax benefit from release of tax valuation allowances (2)	—	(27,486)	—	(27,486)	—
Bargain purchase gain (6)	(955)	(110,790)	—	(111,746)	—

Non-GAAP net income (loss) to shareholders	$(1,618)	$11,518	$1,932	$719	$2,686

	Three-Month Period Ended			Fiscal Year Ended
	December 28, 2025	September 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	(in thousands)
Equity-based compensation expense allocation in the consolidated statements of operations (1):
Cost of revenue	$905	$895	$589	$2,993	$2,113
Research and development expense	146	142	76	485	342
Selling, general, and administrative expense	1,545	1,627	1,397	5,944	5,713

Total equity-based compensation expense	$2,596	$2,664	$2,062	$9,422	$8,168

Management transition expense allocation in the consolidated statements of operations (3):
Cost of revenue	$—	$—	$—	$—	$97
Research and development expense	—	—	—	—	—
Selling, general, and administrative expense	—	—	141	—	806

Total management transition expense	$—	$—	$141	$—	$903

Restructuring costs allocation in the consolidated statements of operations (7):
Cost of revenue	$1,403	$—	$179	$1,403	$179
Research and development expense	—	—	—	—	—
Selling, general, and administrative expense	—	—	9	—	9

Total restructuring costs	$1,403	$—	$188	$1,403	$188

	Three-Month Period Ended December 28, 2025		Fiscal Year Ended December 28, 2025
	GAAP	Non-GAAP	GAAP	Non-GAAP
	(in thousands, except per share data)
Computation of net income (loss) per common share, basic and diluted:
Numerator:
Net income (loss) to common shareholders	$(7,775)	$(1,618)	$118,915	$719

Denominator:
Weighted-average common shares outstanding, basic	48,573	48,573	48,182	48,182

Net income (loss) per common share, basic	$(0.16)	$(0.03)	$2.47	$0.01

Weighted-average common shares outstanding, diluted	48,573	48,573	48,708	48,708

Net income (loss) per common share, diluted	$(0.16)	$(0.03)	$2.44	$0.01

			Three-Month Period Ended September 28, 2025
			GAAP	Non-GAAP
			(in thousands, except per share data)
Computation of net income per common share, basic and diluted:
Numerator:
Net income to common shareholders			$144,013	$11,518
Denominator:
Weighted-average common shares outstanding, basic			48,275	48,275

Net income per common share, basic			$2.98	$0.24

Weighted-average common shares outstanding, diluted			48,770	48,770

Net income per common share, diluted			$2.95	$0.24

	Three-Month Period Ended December 29, 2024		Fiscal Year Ended December 29, 2024
	GAAP	Non-GAAP	GAAP	Non-GAAP
	(in thousands, except per share data)
Computation of net income (loss) per common share, basic and diluted:
Numerator:
Net income (loss) to common shareholders	$(679)	$1,932	$(6,793)	$2,686
Denominator:
Weighted-average common shares outstanding, basic	47,659	47,659	47,396	47,396

Net income (loss) per common share, basic	$(0.01)	$0.04	$(0.14)	$0.06

Weighted-average common shares outstanding, diluted	47,659	47,939	47,396	47,560

Net income (loss) per common share, diluted	$(0.01)	$0.04	$(0.14)	$0.06

	Three-Month Period Ended			Fiscal Year Ended
	December 28, 2025	September 28, 2025	December 29, 2024	December 28, 2025	December 29, 2024
	(in thousands)
Net income (loss) to shareholders (GAAP)	$(7,775)	$144,013	$(679)	$118,915	$(6,793)
Net income (loss) margin to common shareholders	(4.5)%	95.5%	(0.9)%	26.9%	(2.0)%
Interest expense	4,942	$5,322	1,978	13,714	8,837
Income tax expense (benefit)	2,714	(31,830)	234	(27,990)	240
Depreciation and amortization, net	13,859	12,186	4,949	34,703	18,243

EBITDA	13,740	$129,691	6,482	139,342	20,527
Equity-based compensation expense (1)	2,596	$2,664	2,062	9,422	8,168
Management transition expense (3)	—	—	141	—	903
Restructuring costs (7)	1,403	—	188	1,403	188
Sale process costs (8)	153	—	—	153	—
Transaction and integration costs (4)	2,960	3,117	220	10,058	220
Net income attributable to noncontrolling interests (5)	1,149	1,139	1,120	4,536	4,276
Bargain purchase gain (6)	(955)	(110,790)	—	(111,746)	—

Adjusted EBITDA	$21,046	$25,821	$10,213	$53,168	$34,282

Adjusted EBITDA margin	12.3%	17.1%	13.5%	12.0%	10.0%

(1)	Represents non-cash equity-based compensation expense.

(2)

Represents the tax benefit from the release of tax valuation allowances previously recorded against tax attributes recognized as deferred tax assets. SkyWater releases tax valuation allowances when facts and circumstances change and demonstrate the Company has future sources of taxable income that will allow it to realize its tax attributes.

(3)	Represents the cost of severance, separation, and other termination benefits related to the reorganization of the manufacturing, sales, marketing, and operations leadership team.

(4)

Represents transaction and integration costs associated with our June 30, 2025 acquisition of Fab 25, including legal fees, professional services fees, consultant fees, and other costs to effectuate the closing of the transaction and integration of the acquired business.

(5)

Represents net income attributable to noncontrolling interests arising from our variable interest entity (VIE), which was formed for the purpose of purchasing the land and building of our primary operating facility in Bloomington, Minnesota. Since interest expense is added back to net loss to shareholders in our adjusted EBITDA financial measure, we also add back the net income attributable to noncontrolling interests as its net income is derived from interest the VIE charges SkyWater.

(6)

Represents the bargain purchase gain recognized for the acquisition of Fab 25 on June 30, 2025. The total consideration paid by SkyWater to acquire Fab 25 was less than the fair value of the net assets acquired and necessitated the recognition of the bargain purchase gain pursuant to GAAP. The amount of the bargain purchase gain is impacted by the fair values assigned to the net assets acquired in purchase accounting. Values in this regard, as well as related tax impacts, are preliminary in nature as of the date of this release and are subject to finalization by the second quarter of fiscal 2026 as allowed by GAAP.

(7)	Represents severance, separation, and other termination benefits related to the reorganization of the manufacturing and operations teams.

(8)	Represents incremental expenses incurred in connection with the Company’s evaluation of IonQ’s offer to acquire the Company, including legal, accounting, and other advisory fees.